Boustead Securities, LLC
6 Venture, Suite 265

Irvine, CA 92618

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charli Gibbs-Tabler
Matthew Crispino

Re:	Signing Day Sports, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-271951 (the “Registration Statement”)

Dear Ms. Gibbs-Tabler and Mr. Crispino:

Reference is made to our letter, dated November 7, 2023, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on November 9, 2023. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer